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                                  FORM 6-K

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                          REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a-16 OF 15d-16 OF
                     THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of June 1998

                           Galileo Technology Ltd.
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               (Translation of registrant's name into English)

                   Moshav Manof, D.N. Misgav 20178, Israel
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                  (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

             Form 20-F      X          Form 40-F
                       ------------               ---------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                         No         X
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                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  GALILEO TECHNOLOGY LTD.


June 9, 1998                      By:  George A. Hervey
                                      ----------------------------------------
                                       George A. Hervey, Sr. Vice President
                                       of Finance and Chief Financial Officer
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FOR MORE INFORMATION CONTACT

George A. Hervey
Sr. VP Finance & CFO
(408) 367-1400 x228

Galileo Website Location: http://www.galileoT.com

FOR IMMEDIATE RELEASE
---------------------


                      GALILEO TECHNOLOGY LTD. REVENUES
                     TO BE BELOW ANALYSTS' EXPECTATIONS

     San Jose, CA June 5, 1998 Galileo Technology Ltd. (Nasdaq:GALTF) today announced that it expects revenues for its second quarter ending June 30, 1998 to be below analysts' estimates. Based on current information, the Company estimates that revenues will likely be between $11.3 million and $12 million, down 20 to 25 percent from the record $15.1 million in revenues the Company reported in the first quarter ended March 31, 1998. The Company expects to release final results for its second quarter on July 23, 1998.

     The company attributes the projected decline in revenue for the quarter to several principal factors. First, there has been a decline in the 10Mbps Ethernet systems market. This reduced demand for 10Mbps Ethernet systems has led to some cancellations and push-outs of orders for the Company's existing GT-48001A switch, as well as to delays by Galileo's customers in bringing to market products that incorporate the Company's new Galaxy tm family of integrated Ethernet plus Fast Ethernet switches. In addition, it has taken longer to ramp-up the Company's new GT-48004A with four ports of Fast Ethernet into customers' production programs. At the same time, the price per port in the 100Mbps Fast Ethernet systems market has declined significantly. This pricing pressure seems to have caused some of the Company's customers to have slower than expected sales of their existing inventory, which in turn has contributed to the slower ramp-up.

     "We previously indicated that this quarter would present a challenge to transition to several new products ," said Avigdor Willenz, Galileo's Chairman and CEO. " That unfortunately has proven to be the case. While we are disappointed with the estimated revenue for this quarter, we believe we are achieving considerable progress in ramping our new 100Mbps products into production programs. We look forward to these products contributing to revenue growth in the second half of 1998. We remain committed to designing and developing innovative networking products with the development of our next generation of switching products, incorporating the Galnet II architecture, which are progressing steadily towards a summer introduction."

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ABOUT GALILEO TECHNOLOGY LTD.

  Galileo Technology Ltd., defines, develops and markets advanced digital semiconductor devices that perform critical functions for network systems. Galileo's Datacom Systems on Silicon tm are designed to simplify design efforts, reduce development risks and costs, and substantially improve time-to-market for OEM's in the data communications equipment market. The company's product lines - system controllers, switched Ethernet LAN controllers and remote access WAN controllers - provide three of the key functionalities of data communications systems. Galileo Technology Ltd., founded in Karmiel, Israel, began operations in early 1993, and opened its business operations, Galileo Technology, Inc., in San Jose, California, in early 1994. Galileo employs more than 120 employees worldwide.

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  Any forward-looking statements contained in this document reflect management's current intentions and expectations. Actual future results could vary materially depending on certain risks and uncertainties, including dependence on new product development, customer acceptance and competition and other risk factors listed in the company's most recent report on form 20-F on file with the SEC.

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